UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
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Date:   April 25, 2006                     /s/ Nikolaos Cacos
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                                           Nikolaos Cacos,
                                           President & CEO


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                        Omitted graphic is Company Logo

                                     AMERA

                           A MESSAGE FROM THE CHAIRMAN

AMERA's Code of Business Ethics reflects the Company's existing high standards and serves as a guide for our directors, officers and employees in their daily activities. AMERA's awareness of social issues and the way it deals with the impact of mining on a community has given the Company a reputation for integrity in its business practices and it is with this commitment that we adhere to the compliance with the law.

We are also dedicated to ensuring the accuracy of our financial and public reporting and seek to provide our investors, shareholders and business partners with complete and understandable information regarding the Company.

AMERA seeks to be a model for other junior mining companies by setting the industry standard for integrity in every business transaction.

                                                /S/ JOSEPH GROSSO
                                                     Chairman

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                       CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors of Amera Resources Corporation (the "Company") has adopted a Code of Business Conduct and Ethics that outlines the Company's values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates.

          HONEST AND ETHICAL CONDUCT

          The Company expects a high level of personal integrity for each employee, officer and director when interacting with investors, business partners, shareholders, suppliers, consultants and other employees.

          CONFLICT OF INTEREST

          When possible, conflicts of interest between personal and professional relationships should be avoided, however, unavoidable conflict of interest will be handled in accordance with the Company's ethical standards.

          A director, officer or employee may not represent the Company in any transaction with a person or an entity in which the director, officer or employee has a direct or indirect interest or from which the director, officer or employee may derive personal benefit.


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          ACCURATE AND TIMELY DISCLOSURE

          Full, fair, accurate, timely and understandable disclosure in reports or documents submitted to the securities commissions across Canada as well as all public communications. Employees and officers who prepare financial and other reports will exercise diligence in ensuring that there are no false or misleading statements.

          COMPLIANCE WITH APPLICABLE GOVERNMENTAL LAWS, RULES AND REGULATIONS

          The Company is committed to compliance with all laws, rules and regulations, including laws and regulations applicable to the Company's securities, as well as any rules promulgated by any exchange on which the Company's shares are listed.

          PROMPT INTERNAL REPORTING OF VIOLATIONS

          Employees, officers and consultants are responsible for the prompt internal reporting of any violations of the Code to the Company's Compliance Officer.

          PROTECTION AND PROPER USE OF COMPANY ASSETS AND OPPORTUNITIES

          All employees have an obligation to protect the Company's assets and to ensure that all opportunities available to the Company are brought to the attention of the relevant officer or employee.

          CONFIDENTIALITY OF COMPANY  INFORMATION

          It is the Company's policy that business affairs of the Company are confidential and should not be discussed outside the Company except for information that has already been made available to the public.

          INSIDER TRADING

          Management, employees, members of the Board of Directors and others who are in a "special relationship" with the Company from time to time become aware of corporate developments or plans which may affect the value of the Company's shares (inside information) before these developments or plans are made public. Company directors, officers and employees are prohibited from using inside information themselves or disclosing this inside information to others who may use the information to trade Company stock.

          FAIR DEALING

          Each employee should endeavour to respect the rights of, and deal fairly with, our shareholders, investors, business partners, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

          REPORTING UNETHICAL AND ILLEGAL CONDUCT/ETHICS QUESTIONS

          The Company is committed to taking prompt action against violations of the Code of Business Conduct and Ethics and it is the responsibility of all directors, officers and employees to comply with the Code and to report violations or suspected violations to the Company's Compliance Officer. Employees may also discuss their concerns with their supervisor who will then report suspected violations to the Compliance Officer.


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          The  Compliance  Officer is appointed by the Board of Directors and is responsible for investigating and resolving all reported complaints and allegations and shall advise the President and CEO, the CFO and/or the Audit Committee.

          The Compliance Officer can be reached via telephone 1-866-921-6714 or via the internet site located at http://www.whistleblowersecurity.com.

          VIOLATIONS AND WAIVERS

          The Compliance Officer will report suspected fraud or securities law violations for review by the Audit Committee. The Audit Committee will report all violations reviewed by the Committee to the Board of Directors.

          The Compliance Officer will report regularly to the Board of Directors on the results and resolution of complaints and allegations concerning violations of the Code.

          No waivers of any provision of this Code of Business Conduct and Ethics may be made except by the Board of Directors. Any waiver or amendment shall be reported as required by law or regulation.

          Only the Audit Committee may amend this Code of Business Conduct and Ethics.

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